SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Items discussed at the “2007 Year-end CEO Press Conference” held on December 11, 2007:

Management targets for fiscal year 2008 (January 1, 2008 ~ December 31, 2008)

•	2008 revenue target: KRW 12 trillion and more

•	2008 subscriber targets for major businesses:

MegaTV: 1.5 million subscribers (approximately 300,000 subscribers as of the date hereof)

WiBro: 400,000 subscribers (approximately 100,000 subscribers as of the date hereof)

VoIP: 1 million subscribers (approximately 40,000 subscribers as of the date hereof)

•	Aggregate amount of expected capital expenditures in fiscal year 2008: KRW 2.6 trillion*

MegaTV: KRW 280 billion

WiBro: KRW 120 billion

VoIP: KRW 54 billion

Building next-generation infrastructure: KRW 960 billion

Above business targets are subject to change depending on the operating condition and the business environment of the company.

*	KRW 130 billion of expected investment in contents business is not included in the aggregate amount of expected capital expenditures for fiscal year 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 11, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Byung Ho Kim
Name:	Byung Ho Kim
Title:	Director